EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 16 December 2020

16 December 2020	Publication of a Supplementary Prospectus
8 December 2020	Director/PDMR Shareholding
2 December 2020	Holdings in the Company
1 December 2020	Total Voting Rights
23 November 2020	Holdings in the Company

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

10 December 2020	Board Committee Changes
8 December 2020	Ofgem’s RIIO-2 Final Determination published
3 December 2020	Scrip Dividend for 2020/21 Interim Dividend